EXHIBIT 99.2

First Quarter 2019

Message from the Chair of the Board and the President and Chief Executive Officer

Summary of results

Hydro-Québec posted net income of $1,774 million for the first quarter of 2019, an increase of $130 million compared to $1,644 million in the same period in 2018. This is one of the company’s best performances for the first three months of the year.

On markets outside Québec, Hydro-Québec Production’s net electricity exports rose by $29 million under the combined effect of volume growth of 0.2 TWh compared to the same period last year, as well as the higher average price obtained. The division maintained its net export volume at a high level, namely 10.0 TWh, slightly below the historic peak of 10.1 TWh reached in the first quarter of 2017.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution increased by $107 million compared to the corresponding period in 2018. This growth is due to higher baseload demand across all customer segments and colder temperatures in 2019 than in 2018.

Consequently, Hydro-Québec’s net sales volume across all its markets reached 65.4 TWh, just shy of the record of 65.7 TWh set in the first quarter of 2015. The company was able to meet the rise in demand on the Québec market while also maximizing its exports thanks to the smooth operation of its generating, transmission and distribution facilities, and the concerted efforts of all its employees.

Consolidated results

Revenue totaled $4,640 million, compared to $4,507 million in the first quarter of 2018. Revenue from ordinary activities was $4,657 million, an increase of $263 million resulting from a $313-million rise in electricity sales. In Québec, they amounted to $4,069 million, or $278 million more than in 2018, because of two main factors. First, temperature variances led to a 2.3-TWh, or $187-million, increase in sales. Second, baseload demand rose across all customer segments. Revenue from electricity sales on markets outside Québec was $554 million, compared to $519 million a year earlier. Revenue from other activities decreased by $130 million, mainly because of the change in revenue variances related to climate conditions.

Total expenditure amounted to $2,204 million, which is comparable to the $2,205 million recorded in the same period in 2018. Careful management and strict control of operational expenditure made it possible to completely absorb the impact of inflation and salary indexing.

Financial expenses totaled $662 million in 2019, compared to $658 million a year earlier.

Segmented results	Generation

Hydro-Québec Production posted net income of $1,036 million, a $132-million increase compared to $904 million in the first quarter of 2018. Net electricity exports generated $29 million more than last year under the combined effect of volume growth and the higher average price obtained. Electricity supplies provided to Hydro-Québec Distribution rose by $107 million because of the higher volume of electricity sales in Québec.

Transmission

Hydro-Québec TransÉnergie’s net income was $192 million, comparable to the $177 million posted in the first three months of 2018.

Distribution

Hydro-Québec Distribution recorded net income of $566 million, compared to $587 million in the same period in 2018. On the one hand, revenue grew by $135 million over last year. This growth is largely due to a $278-million increase in revenue from electricity sales in Québec, which is itself the result of colder temperatures in winter 2019 and higher baseload demand across all customer segments. It was mitigated, however, by the $92-million negative impact of the change in revenue variances related to climate conditions. On the other hand, electricity purchases, the related transmission costs and fuel purchases increased by $185 million. More specifically, supplies from Hydro-Québec Production rose by $107 million, while electricity purchases from third parties rose by $60 million, essentially because of an increase in wind power purchases.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity in this segment totaled $332 million, compared to $341 million a year earlier. Projects under way for Hydro-Québec Production include ongoing construction of the Romaine hydroelectric complex and the refurbishment of various structures at Robert-Bourassa generating station. Work in progress for Hydro-Québec TransÉnergie includes completion of the 735-kV Chamouchouane–Bout-de-l’Île project, as well as numerous projects stemming from continued investment in asset reliability and sustainment.

Page 2	First Quarter 2019

Investment	During the first three months of 2019, Hydro-Québec invested $566 million in property, plant and equipment and intangible assets, compared to $697 million in the same period of 2018.

A large part of Hydro-Québec Production’s investments was allotted to ongoing construction of the Romaine complex, in the Minganie region. At the same time, the division continued investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa and Beauharnois generating stations.

Hydro-Québec TransÉnergie allocated part of its investments to erecting transmission lines, in particular some 400 km of lines that will connect Chamouchouane substation, in the Saguenay–Lac-Saint-Jean region, to the Montréal metropolitan loop as part of the 735-kV Chamouchouane–Bout-de-l’Île project. In addition, it continued connecting the Romaine complex and building Judith-Jasmin substation, in the Lanaudière region, as well as Patriotes substation, in the Basses-Laurentides region. The division also continued to upgrade and modernize its facilities to ensure the reliability and long-term operability of its assets and enhance service quality. Some examples of this include the projects to replace the grid control and special protection systems, as well as the ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution made further investments to better meet customer needs, including connecting the Côte-Nord communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control systems.

Financing	During the first quarter, Hydro-Québec made a fixed-rate bond issue on the Canadian capital market, at a cost of 3.02%. These bonds, which will mature in 2055, raised $0.6 billion.

The proceeds were used to support part of the investment program and to refinance maturing debt.

Jacynthe Côté	Éric Martel

Chair of the Board	President and Chief Executive Officer

May 17, 2019

First Quarter 2019	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2019	2018

Revenue	11	4,640	4,507

Expenditure

Operations		694	709

Other components of employee future benefit cost	8	(139)	(85)

Electricity and fuel purchases		687	626

Depreciation and amortization	4	637	650

Taxes		325	305
		2,204	2,205

Income before financial expenses		2,436	2,302

Financial expenses	5	662	658

Net income		1,774	1,644

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2019	2018

Net income		1,774	1,644

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	(132)	190

Net change in employee future benefits		12	30

Translation differences in financial statements of foreign operations		(1)	1

		(121)	221

Comprehensive income		1,653	1,865

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2019

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2019	As at December 31, 2018

ASSETS
Current assets
Cash and cash equivalents		3,247	1,335
Short-term investments		902	884
Accounts receivable and other receivables		3,513	2,713
Derivative instruments	6	52	72
Regulatory assets		301	203
Materials, fuel and supplies		270	264
		8,285	5,471

Property, plant and equipment		64,922	64,966
Intangible assets		889	877
Investments		1,025	1,022
Derivative instruments	6	60	121
Regulatory assets		3,728	3,863
Other assets		889	669

		79,798	76,989

LIABILITIES
Current liabilities
Borrowings		3,776	8
Accounts payable and accrued liabilities		2,180	2,135
Dividend payable		–	2,394
Accrued interest		492	914
Asset retirement obligations		60	62
Derivative instruments	6	33	80
Regulatory liabilities		477	80
Current portion of long-term debt	6	2,835	3,151
		9,853	8,824

Long-term debt	6	43,326	42,910
Asset retirement obligations		812	811
Derivative instruments	6	27	28
Regulatory liabilities		399	714
Other liabilities		2,241	2,219
Perpetual debt	6	268	274
		56,926	55,780

EQUITY

Share capital		4,374	4,374
Retained earnings		20,525	18,741
Accumulated other comprehensive income	9	(2,027)	(1,906)
		22,872	21,209

		79,798	76,989

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

First Quarter 2019	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Three months ended March 31
	Notes	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209
Adjustments related to a change in accounting policy	2	–	10	–	10

Net income		–	1,774	–	1,774
Other comprehensive income	9	–	–	(121)	(121)

Balance as at March 31, 2019		4,374	20,525	(2,027)	22,872

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755

Adjustments related to a change in accounting policy		–	(29)	(2)	(31)

Net income		–	1,644	–	1,644
Other comprehensive income	9	–	–	221	221

Balance as at March 31, 2018		4,374	19,587	(2,372)	21,589

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2019

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2019	2018

Operating activities
Net income		1,774	1,644
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	637	650
Amortization of premiums, discounts and issue expenses related to debt securities		53	50
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(112)	(42)
Other		(46)	1
Regulatory assets and liabilities		55	(68)
Change in non-cash working capital items	7	(1,228)	(1,330)
		1,133	905

Investing activities
Additions to property, plant and equipment		(530)	(673)
Additions to intangible assets		(36)	(24)
Net change in short-term investments and sinking fund		(9)	610
Other		2	5
		(573)	(82)

Financing activities
Issuance of long-term debt		487	613
Repayment of long-term debt		(485)	(30)
Cash receipts arising from credit risk management		770	965
Cash payments arising from credit risk management		(778)	(910)
Net change in borrowings		3,744	1,621
Dividend paid		(2,394)	(2,135)
Other		10	10
		1,354	134

Foreign currency effect on cash and cash equivalents		(2)	7

Net change in cash and cash equivalents		1,912	964

Cash and cash equivalents, beginning of period		1,335	537

Cash and cash equivalents, end of period		3,247	1,501

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2019	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2019 and 2018

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2018.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2018, except for the recent changes as presented in Note 2, Changes to Accounting Policies.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 17, 2019, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Changes to Accounting Policies

RECENT CHANGES

Leases

On January 1, 2019, Hydro-Québec adopted Accounting Standards Codification (“ASC”) 842, Leases, issued by the Financial Accounting Standards Board (the “FASB”) to replace ASC 840, Leases. The new standard provides guidance on lease definition, recognition, measurement, presentation and disclosure, and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months.

ASC 842 was applied on a modified retrospective basis to leases in effect on January 1, 2019. Hydro-Québec opted for the transition method allowing the cumulative effect of initially applying ASC 842 to be recognized as an adjustment to the opening balance of retained earnings as at the adoption date of the standard, without restatement of comparative data. It also applied the three practical expedients to not reassess the existence and classification of leases, nor the treatment of capitalized initial direct costs, as well as the practical expedient to not evaluate easement agreements that were not previously accounted for as leases. As at January 1, 2019, the adoption of ASC 842 led to the recognition of operating lease assets and liabilities on the balance sheet, which translated into an increase of $200 million in other assets, of $27 million in accounts payable and accrued liabilities, and of $173 million in other liabilities. It also led to a $10-million decrease in regulatory liabilities and a $10-million increase in retained earnings, corresponding to the reversal of a deferred gain on a sale and leaseback transaction, as required by the ASC 842 transitional provisions.

STANDARDS ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2021. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Page 8	First Quarter 2019

Note 3	Regulation

DISTRIBUTION

In decisions D-2019-027 of March 5, 2019, and D-2019-037 of March 22, 2019, the Régie de l’énergie (the “Régie”) authorized an increase of 0.9% in all Hydro-Québec electricity rates except Rate L, for which the increase was set at 0.3%. The new rates are effective as of April 1, 2019. The authorized return on the rate base was set at 7.13%, assuming a capitalization with 35% equity.

The Régie also allowed the Distributor to reduce the amortization period to two years for revenue variances related to climate conditions.

In addition, the Régie approved the amortization terms and conditions related to the variance account for the $18-million total gain from the disposal of a property in a sale and leaseback transaction in 2018, which was recognized as a regulatory liability as at December 31, 2018. More specifically, it authorized the Distributor to include in its 2019–2020 rates an amount of $8 million for the gain realized on the disposal of the property, and to recognize a $10 million deferred gain in retained earnings as at January 1, 2019, in accordance with the ASC 842 transitional provisions for sale and leaseback transactions.

Lastly, the Régie authorized the Distributor to create a non-rate-base, interest-bearing variance account to record the impact of the 2018 revision of the useful life of overhead transformers, and to include the total $31-million credit balance of this account in its 2019–2020 rates.

TRANSMISSION

In decisions D-2019-047 of April 12, 2019, and D-2019-058 of May 14, 2019, the Régie set Hydro-Québec’s power transmission rates for 2019. The authorized return on the rate base was set at 7.05%, assuming a capitalization with 30% equity.

Note 4	Depreciation and Amortization

	Three months ended March 31
	2019	2018

Property, plant and equipment	581	575
Intangible assets	25	33
Regulatory assets and liabilities	29	42
Retirement of capital assets	2	–
	637	650

Note 5	Financial Expenses

	Three months ended March 31
	2019	2018

Interest on debt securities	672	654
Net exchange loss (gain)	3	(2)
Guarantee fees related to debt securities[a]	55	54
	730	706
Less
Capitalized financial expenses	43	35
Net investment income	25	13
	68	48
	662	658

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

First Quarter 2019	Page 9

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2019[a]	As at December 31, 2018[a]

Forward contracts
Canadian dollars	(1,001)	(1,000)
U.S. dollars	204	204

Swaps
Canadian dollars	(6,882)	(6,844)
U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec has traded foreign currency sales and purchase contracts for which open positions as at March 31, 2019, totaled a notional amount of US$1,310 million and US$2,812 million, respectively (US$1,800 million for sales contracts and nil for purchase contracts as at December 31, 2018).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at March 31, 2019, totaled 23.9 TWh (23.2 TWh as at December 31, 2018), natural gas futures for which open positions as at March 31, 2019 and December 31, 2018, totaled 0.4 MMBtu, petroleum product swaps for which open positions as at March 31, 2019, totaled 7.1 million litres (9.1 million litres as at December 31, 2018), as well as aluminum swaps for which open positions as at March 31, 2019, totaled 150,975 tonnes (240,825 tonnes as at December 31, 2018).

Page 10	First Quarter 2019

Note 6            Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at March 31, 2019

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	1,073	23	1,096

Contracts – Interest rate risk	432	–	–	432

Contracts – Price risk	–	99	82	181

	432	1,172	105	1,709
Liabilities

Contracts – Currency risk	–	(164)	(161)	(325)

Contracts – Interest rate risk	–	(10)	–	(10)

Contracts – Price risk	–	(44)	(14)	(58)

	–	(218)	(175)	(393)

Total	432	954	(70)	1,316

			As at December 31, 2018

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	1,280	14	1,294

Contracts – Interest rate risk	372	2	–	374

Contracts – Price risk	–	159	49	208

	372	1,441	63	1,876
Liabilities

Contracts – Currency risk	–	(162)	(116)	(278)

Contracts – Interest rate risk	–	(55)	–	(55)

Contracts – Price risk	–	(104)	(13)	(117)

	–	(321)	(129)	(450)

Total	372	1,120	(66)	1,426

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at March 31, 2019, $(154) million was in consideration of amounts received or disbursed [$(116) million as at December 31, 2018] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

First Quarter 2019	Page 11

Note 6	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at March 31, 2019				As at December 31, 2018

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets

Current	167	(42)	(73)	52	217	(97)	(48)	72

Long-term	1,542	(285)	(1,197)	60	1,659	(215)	(1,323)	121

	1,709	(327)	(1,270)	112	1,876	(312)	(1,371)	193

Liabilities

Current	(232)	193	6	(33)	(350)	240	30	(80)

Long-term	(161)	134	–	(27)	(100)	72	–	(28)

	(393)	327	6	(60)	(450)	312	30	(108)

Total	1,316	–	(1,264)	52	1,426	–	(1,341)	85

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at March 31, 2019, $18 million receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables ($129 million as at December 31, 2018), while $4 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($10 million as at December 31, 2018).

Page 12	First Quarter 2019

Note 6            Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

					Three months ended March 31, 2019

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results
Contracts – Currency risk	–		215	167[a]	(5)
Contracts – Interest rate risk	(73)		74	1[b]	2
Contracts – Price risk	–		(76)	(87)[c]	(2)
	(73)b,	[d]	213	81[d]	(5)[d,e]
Impact of hedged items on results	74			(98)	1

					Three months ended March 31, 2018

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges
	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results
Contracts – Currency risk	–		(123)	(234)[a]	(54)
Contracts – Interest rate risk	22		18	1[b]	1
Contracts – Price risk	–		(224)	94[c]	(20)
	22[b,d]		(329)	(139)[d]	(73)[d,e]
Impact of hedged items on results	(20)			146	53

a)	In 2019, $6 million was recognized in Revenue [$(13) million in 2018], and $161 million in Financial expenses [$(221) million in 2018].

b)	These amounts were recognized in Financial expenses.

c)	These amounts were recognized in Revenue.

d)

In 2019, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $4,640 million, $687 million and $662 million, respectively ($4,507 million, $626 million and $658 million in 2018).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2019, $(5) million was recognized in Revenue [$(15) million in 2018], $3 million in Electricity and fuel purchases [$(5) million in 2018], and $(3) million in Financial expenses [$(53) million in 2018].

First Quarter 2019	Page 13

Note 6 Financial Instruments (continued)

During the first three months of 2019, Hydro-Québec reclassified a net gain of $17 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $7 million for the first three months of 2018).

As at March 31, 2019, the net gain presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $24 million ($34 million as at March 31, 2018).

As at March 31, 2019 and 2018, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at March 31, 2019			As at December 31, 2018
	Carrying amount		Fair value	Carrying amount		Fair value

Long-term debt[a]	46,161	[b]	62,708	46,061	[b]	59,876
Perpetual debt	268		247	274		252

a)	Including the current portion.

b)

Including an amount of $2,000 million as at March 31, 2019, and December 31, 2018, for debts subject to a fair value hedge, which resulted in an adjustment of $422 million ($350 million as at December 31, 2018) in connection with the hedged risk for existing hedging relationships and of $(92) million [$(94) million as at December 31, 2018] for discontinued relationships.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at March 31, 2019, accounts receivable and other receivables included $2,720 million ($2,124 million as at December 31, 2018) from contracts with customers, of which unbilled electricity deliveries totaled $907 million ($1,390 million as at December 31, 2018).

Note 7	Supplementary Cash Flow Information

	Three months ended March 31
	2019	2018

Change in non-cash working capital items

Accounts receivable and other receivables	(802)	(693)

Materials, fuel and supplies	(5)	(11)

Accounts payable and accrued liabilities	9	(211)

Accrued interest	(430)	(415)
	(1,228)	(1,330)

Investing activities not affecting cash

Increase in property, plant and equipment and intangible assets	13	17

Interest paid	945	937

Page 14	First Quarter 2019

Note 8	Employee Future Benefits

			Three months ended March 31

	Pension Plan		Other plans
	2019	2018	2019	2018

Current service cost	107	126	11	12
Other components of employee future benefit cost

Interest on obligations	227	209	13	13

Expected return on plan assets	(406)	(383)	(1)	(1)

Amortization of net actuarial loss	23	69	4	7

Amortization of past service costs (credits)	2	2	(1)	(1)
	(154)	(103)	15	18

Net (credit) cost recognized	(47)	23	26	30
Note 9 Accumulated Other Comprehensive Income

			Three months ended March 31, 2019

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2018	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	(213)	–	(1)	(214)
Amounts reclassified to results	81	12	–	93

Other comprehensive income	(132)	12[a]	(1)	(121)

Balance as at March 31, 2019	(325)	(1,705)	3	(2,027)

			Three months ended March 31, 2018

	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income
Balance as at December 31, 2017	(406)	(2,186)	1	(2,591)
Adjustments related to the adoption of a change in accounting policy	(2)	–	–	(2)

	(408)	(2,186)	1	(2,593)

Other comprehensive income before reclassifications	329	–	1	330
Amounts reclassified to results	(139)	30	–	(109)

Other comprehensive income	190	30[a]	1	221

Balance as at March 31, 2018	(218)	(2,156)	2	(2,372)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(16) million as at March 31, 2019 [$(47) million as at March 31, 2018].

First Quarter 2019	Page 15

Note 10	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2019, the amortized cost of the long-term debts concerned was $3,309 million ($3,314 million as at December 31, 2018).

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In November 2017, the parties agreed on a timetable for the resumption of proceedings, which were stayed in 2015.

Page 16	First Quarter 2019

Note 11	Segmented Information

The following tables present information on segment results and assets:

	Three months ended March 31, 2019
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	580	9	4,046	–	5	–	4,640[a]

Intersegment customers	1,671	882	21	332	434	(3,340)	–

Net income (loss)	1,036	192	566	–	(20)	–	1,774

Total assets as at March 31, 2019	33,208	23,369	14,644	42	8,695	(160)	79,798

	Three months ended March 31, 2018
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	554	33	3,911	–	9	–	4,507[a]

Intersegment customers	1,583	850	21	341	433	(3,228)	–

Net income (loss)	904	177	587	–	(24)	–	1,644

Total assets as at March 31, 2018	33,224	22,791	14,205	40	6,936	(155)	77,041

a)

Including $(17) million from sources other than contracts with customers ($113 million in 2018), of which $(10) million relate to alternative revenue programs involving certain regulatory assets and liabilities ($41 million in 2018).

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

First Quarter 2019	Page 17

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Results	2019	2018	Change (%)

Revenue	4,640	4,507	3.0	h

Expenditure	2,204	2,205	–	i

Financial expenses	662	658	0.6	h

Net income	1,774	1,644	7.9	h

Net Income

1,774
1,644
623
309
616
Q1
Q2
Q3
Q4

Revenue

4,640
4,507
3,291
2,901
3,671
Q1
Q2
Q3
Q4

Revenue from Electricity Sales in Québec

4,069
3,791
2,549
2,396
3,398
Q1
Q2
Q3
Q4

Revenue from Electricity Sales Outside Québec

554
519
385
446
381
Q1
Q2
Q3
Q4

2019 2018

Page 18	First Quarter 2019

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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